Exhibit 99.1

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

F-1

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2026	September 30, 2025
	(Unaudited)
ASSETS
Current Assets:
Cash	$10,249,822	$10,159,656
Restricted cash	67,102	931
Short-term investments	16,898,215	18,680,071
Accounts receivable, net	18,011,916	15,327,945
Notes receivable	275,889	28,111
Advance to suppliers, net	4,110,057	4,532,267
Inventories	2,760,175	3,653,380
Loans receivable	3,767,896	3,777,909
Loan receivable - related party	631,035
Prepaid expenses and other current assets, net	3,322,338	2,969,288
Total current assets	60,094,445	59,129,558

Non-current assets:
Long-term investment	722,606	-
Accounts receivable, non-current	3,339,165	4,306,546
Property and equipment, net	3,519,543	3,464,953
Construction in process	85,050	-
Intangible assets	116,644	121,771
Operating lease right-of-use assets, net	686,373	708,944
Loans receivable, non-current	894,012	963,243
Deferred tax assets, net	768,909	602,258
Other non-current assets	31,808	35,359
Total non-current assets	10,164,110	10,203,074

Total Assets	$70,258,555	$69,332,632

LIABILITIES AND EQUITY
Current Liabilities:
Short-term loans	$2,890,424	$3,068,046
Accounts payable	8,597,561	7,532,959
Advance from customers	1,200,778	1,280,421
Taxes payable	4,628,938	3,781,738
Due to related parties	5,937,528	5,755,817
Operating lease liabilities	101,369	82,653
Other payables and other current liabilities	1,740,808	1,747,207
Total current liabilities	25,097,406	23,248,841

Non-current Liabilities:
Operating lease liabilities, non-current	585,004	626,291
Total non-current liabilities	585,004	626,291

Total Liabilities	25,682,410	23,875,132

Commitments and Contingencies	-	-

Equity:
Ordinary shares (par value $0.001 per share, 50,000,000 shares authorized; 17,025,000 and 17,025,000 shares issued and outstanding as of September 30, 2025)	-	17,025
Class A Ordinary Shares (par value $0.001 per share, 467,290,000 shares authorized, 4,315,000 shares issued and outstanding as of March 31, 2026)	4,315	-
Class B Ordinary Shares (par value $0.001 per share, 32,710,000 shares authorized, 12,710,000 shares issued and outstanding as of March 31, 2026)	12,710	-
Subscription receivable	(15,500)	(15,500)
Additional paid-in capital	6,526,821	6,544,298
Statutory reserves	2,592,642	2,076,469
Retained earnings	35,784,864	38,207,918
Accumulated other comprehensive loss	(329,707)	(1,397,475)
Total equity attributable to Leishen Energy Holding Co., Ltd	44,576,145	45,432,735
Non-controlling interests	-	24,765
Total Equity	44,576,145	45,457,500

Total Liabilities and Equity	$70,258,555	$69,332,632

F-2

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues:
Revenues - third parties	$20,978,428	$25,199,614
Revenues - related parties	-	2,995,670
Total revenues	20,978,428	28,195,284
Cost of revenues	(15,753,600)	(23,256,253)
Gross profit	5,224,828	4,939,031

Operating expenses:
Selling and marketing	1,535,890	635,306
General and administrative	2,133,900	3,045,282
Provision for expected credit losses	2,145,919	3,317,683
Research and development	97,448	163,008
Total operating expenses	5,913,157	7,161,279

Loss from operations	(688,329)	(2,222,248)

Other (expenses) income:
Interest expense	(36,080)	(20,035)
Exchange (loss) gains	(167,571)	45,795
Income from equity investment	-	171,368
Net investment (loss) gain from short-term investments	(1,064,172)	826,153
Interest income from loans receivable	93,183	50,805
(Loss) gain from disposal of property and equipment	(288,176)	116,311
Other income, net	197,232	77,831
Total other (expenses) income, net	(1,265,584)	1,268,228

Loss before income taxes	(1,953,913)	(954,020)

Income tax (benefit) expense	(117,174)	14,635

Net loss	(1,836,739)	(968,655)
Less: net loss attributable to non-controlling interests	-	(344,240)
Net loss attributable to Leishen Energy Holding Co., Ltd	$(1,836,739)	$(624,415)

Comprehensive loss
Net loss	$(1,836,739)	$(968,655)
Foreign currency translation gain (loss)	1,078,411	(943,577)
Total comprehensive loss	(758,328)	(1,912,232)
Less: comprehensive loss attributable to non-controlling interests	10,643	(359,623)
Comprehensive loss attributable to Leishen Energy Holding Co., Ltd	$(768,971)	$(1,552,609)

Loss per ordinary share
– Basic and diluted	$(0.11)	$(0.04)

Weighted average number of ordinary shares outstanding
– Basic and diluted	16,793,967	16,330,631

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

SIX MONTHS ENDED MARCH 31, 2026 AND 2025

	Ordinary shares		Subscription	Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total equity attributable to Leishen Energy Holding	Non-controlling	Total
	Shares	Amount	receivable	capital	reserves	earnings	loss	Co., Ltd	interests	equity

Balance as of September 30, 2024	15,500,000	$15,500	$(15,500)	$1,617,966	$1,690,994	$37,339,006	$(861,374)	$39,786,592	$668,921	$40,455,513
Shares issued in initial public offering	1,525,000	1,525	-	4,814,013	-	-	-	4,815,538	-	4,815,538
Net loss	-	-	-	-	-	(624,415)	-	(624,415)	(344,240)	(968,655
Appropriation to statutory reserve	-	-	-	-	46,030	(46,030)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(928,194)	(928,194)	(15,383)	(943,577
Balance as of March 31, 2025 (Unaudited)	17,025,000	$17,025	$(15,500)	$6,431,979	$1,737,024	$36,668,561	$(1,789,568)	$43,049,521	$309,298	$43,358,819

												Total equity
												attributable
											Accumulated	to Leishen
	Ordinary		Class A Ordinary		Class B Ordinary			Additional			other	Energy	Non-
	Shares		Shares*		Shares*		Subscription	paid-in	Statutory	Retained	comprehensive	Holding	controlling	Total
	shares	Amount	shares	Amount	shares	Amount	receivable	capital	reserves	earnings	loss	Co., Ltd	interests	equity
Balance as of September 30, 2025	17,025,000	$17,025		$—		$—	$(15,000)	$6,544,298	$2,076,469	$38,207,918	$(1,397,475)	$45,432,735	$24,765	$45,457,500
Shares re-designated and re-classified	(17,025,000)	(17,025)	4,315,000	4,315	12,710,000	12,710	-	-	-	-	-	-	-	-
Purchase of non-controlling interests	-	-	-	-	-	-	-	(17,477)	-	-	-	(17,477)	(35,408)	(52,885)
Net loss	-	-	-	-	-	-	-	-	-	(1,836,739)	-	(1,836,739)	-	(1,836,739)
Appropriation to statutory reserve	-	-	-	-	-	-	-	-	516,173	(516,173)	-	-	-	-
Cash dividends paid	-	-	-	-	-	-	-	-	-	(70,142)	-	(70,142)	-	(70,142)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	-	1,067,768	1,067,768	10,643	1,078,411
Balance as of March 31, 2026 (Unaudited)	-	-	4,315,000	$4,315	12,710,000	$12,710	$(15,000)	$6,526,821	$2,592,642	$35,784,864	$(329,707)	$44,576,145	$-	$44,576,145

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-4

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(1,836,739)	$(968,655)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	263,827	236,414
Loss (gain) from disposal of property and equipment	288,176	(116,311)
Unrealized net investment loss (gain) from short-term investments	1,121,746	(826,153)
Provision for credit losses of receivables and advances to suppliers	2,145,919	3,317,683
Income from equity investment	-	(171,368)
Non-cash lease expense	41,067	28,670
Deferred income tax	(148,385)	55,422
Changes in operating assets and liabilities:
Accounts receivable	(2,272,915)	(1,688,477)
Notes receivable	(243,628)	623,613
Advance to suppliers	(660,631)	(2,176,850)
Inventories	627,921	1,609,405
Due from related parties	-	(27,636)
Prepaid expenses and other current assets	(523,355)	93,910
Accounts payable	1,412,546	(2,417,661)
Advance from customers	(112,513)	(937,625)
Taxes payable	735,390	(228,932)
Due to related parties	(14,626)	1,620,234
Other payables and other current liabilities	(52,658)	23,817
Lease liabilities	(41,067)	(31,027)
Net cash provided by (used in) operating activities	730,075	(1,981,527)

Cash flows from investing activities:
Purchase of property and equipment	(157,843)	(160,561)
Proceeds from disposal of property and equipment	6,414	701,336
Payments related to construction in progress	(83,881)	-
Loan repayment from a related party	-	91,904
Loan to a related party	(622,364)	-
Loans repayment from third parties	1,562,188	-
Loans to third parties	(1,514,666)	(2,299,751)
Purchase of short-term investments	(16,921,805)	(17,231,516)
Maturity of short-term investments	18,052,936	24,563,110
Purchase of long-term investment	(712,677)	-
Net cash (used in) provided by investing activities	(391,698)	5,664,522

Cash flows from financing activities:
Proceeds from short-term loans	2,850,708	3,055,629
Repayments of short-term loans	(3,107,272)	(42,655)
Repayments of long-term loans	-	(279,053)
Net proceeds from initial public offering	-	5,380,488
Payment of offering expenses	-	(127,297)
Purchase of non-controlling interests	(42,559)	-
Dividend to shareholders	(70,142)	-
Net cash (used in) provided by financing activities	(369,265)	7,987,112

Effect of foreign exchange rate on cash	187,225	(176,524)

Net increase in cash and restricted cash	156,337	11,493,583
Cash and restricted cash at the beginning of the period	10,160,587	7,301,014
Cash and restricted cash at the end of the period	$10,316,924	$18,794,597

Reconciliation of cash and restricted cash
Cash	$10,249,822	$10,159,656
Restricted cash	67,102	931
Total cash and restricted cash shown in the statements of cash flows	$10,316,924	$18,794,597

Supplemental disclosures of cash flow information:
Income taxes paid	$94,689	$153,192
Interest paid	$36,080	$19,372

Non-cash transactions:
Operating right-of-use assets recognized for related operating lease liabilities	$-	$(4,315)
Reclassification of deferred offering cost	$-	$437,653
Transfer of self-produced products from inventories to property and equipment	$354,795	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-5

LEISHEN ENERGY HOLDING CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2026 and September 30, 2025

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Leishen Energy Holding Co., Ltd. (“Leishen Cayman”) was incorporated under the laws of Cayman Islands as an exempted company with limited liability on October 19, 2022. As a holding company with no material operations, Leishen Cayman conducts substantially all of its operations through its operating subsidiaries (collectively, the “Company”) in the People’s Republic of China (“PRC” or “China”). The Company is a provider of clean-energy equipment and integrated solutions to the oil and gas industry, with a commitment to providing customers high-performance, safe and cost-effective energy solutions. The Company’s major businesses segments include (i) clean-energy equipment; (ii) oil and gas engineering technical services; (iii) new energy production and operation; and (iv) digitalization and integration equipment.

Business Reorganization

A reorganization of legal structure (“Reorganization”) was completed on March 24, 2023. The reorganization involved the incorporation of Leishen Energy Group Holding Co., Ltd. (“Leishen (Holding) Hong Kong”), and the transfer of the 100% equity interest of Leishen Energy Group Co., Limited (“Leishen Hong Kong”). Consequently, Leishen Cayman, through its subsidiaries Leishen (Holding) Hong Kong and Leishen Hong Kong, directly controls ZJY Technologies Co., Ltd. (“ZJY Technologies”), China Oil Blue Ocean Petroleum Technology Inc. (“China Oil Blue Ocean”), Leishen Energy Technology (Nanjing) Co., Ltd. (“Leishen Nanjing”), Leishen Green Energy Technology Development Co., Ltd. (“Beijing Leishen Green Energy”), Leishen Energy Technology (Shandong) Co., Ltd. (“Leishen Shandong”) and Leishen Energy Services Co., Ltd. (“Leishen Services”), and became the ultimate holding company of all other entities mentioned above.

The Reorganization was accounted for as a reorganization among entities under common control since the same shareholders, controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries was accounted for at historical cost and prepared on the basis as if the aforementioned transaction became effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning to the end of the period, eliminating the effects of intra-entity transactions.

The Company’s corporate structure as of March 31, 2026 was as follows:

F-6

Below is an overview of the Company’s principal subsidiaries as of March 31, 2026:

Legal Entity	Place of Incorporation	Date of Incorporation	Percentage of beneficial ownership	Principal activities
Leishen Energy Holding Co., Ltd (“Leishen Cayman”)	Cayman Islands	October 19, 2022	—	Holding company

Leishen Energy Group Holding Co., Ltd. (“Leishen (Holding) Hong Kong”)	Hongkong, China	November 25, 2022	100%	Holding company

Leishen Energy Group Co., Ltd. (“Leishen Hong Kong”)	Hongkong, China	February 11, 2010	100%	Purchase and sale of oil and gas professional equipment and instruments

ZJY Technologies Co., Ltd. (“ZJY Technologies”)	Beijing, China	March 2, 2007	100%	Design and sale of oil and gas professional equipment and after-sales support, and oilfield digitalization and integration service

China Oil Blue Ocean Petroleum Technology Inc. (“China Oil Blue Ocean”)	Beijing, China	October 19, 2007	100%	Design and sale of oil and gas equipment and instruments, and engineering technology services

Leishen Energy Technology (Nanjing) Co., Ltd. (“Leishen Nanjing”)	Nanjing, China	September 27, 2022	100%	Purchase and sale of oil and gas professional equipment and instruments

Leishen Green Energy Technology Development Co., Ltd. (“Beijing Leishen Green Energy”)	Beijing, China	January 29, 2018	100%	No business operations as a holding company subsidiary

Leishen Energy Technology (Shandong) Co., Ltd. (“Leishen Shandong”)	Shandong, China	September 14, 2010	100%	Sales of oil and gas professional equipment and instruments

Leishen Energy Services Co., Ltd. (“Leishen Services”)	Shandong, China	January 23, 2019	100%	No business operations as a holding company subsidiary

Sichuan Leishen Hongzhuo Energy Development Co., Ltd. (“Sichuan Leishen Hongzhuo”)	Chengdu, China	January 16, 2019	100%	Production, storage and transportation of natural gas (LNG/CNG)

Sichuan Huayou Huitong New Material Co. Ltd. (“Huayou Huitong”)	Chengdu, China	May 29, 2020	100%	Production and sales of bonded composite pipes

Xinjiang Breslin Oil and Gas Service Co., Ltd. (“Xinjiang Breslin”)	Xinjiang, China	August 22, 2024	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service

F-7

Legal Entity	Place of Incorporation	Date of Incorporation	Percentage of beneficial ownership	Principal activities
Lionize Engineering Technology Limited	Hongkong, China	February 21, 2025	100%	No business operations as a holding company subsidiary

Suqian Hanmo Energy Service Co., Ltd. (“Suqian Hanmo”)	Jiangsu, China	April 21, 2025	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service

LSE Energy International Co., Ltd (“LSE Energy International”)	Saudi Aribia	June 29, 2025	100%	No business operations

LSE Energy America Inc (“LSE Energy America”)	United States	August 14, 2025	100%	No business operations

China Oil Blue Ocean Hydrogen Energy Technology Co., Ltd. (“China Oil Hydrogen Energy”)	Beijing, China	August 5, 2025	100%	No business operations

China Oil Blue Ocean Equipment (Sichuan) Co., Ltd.	Chengdu, China	December 11, 2025	100%	Purchase and sale of oil and gas professional equipment and instruments, and sales of oil and gas engineering technical service

Initial Public Offering (the “IPO”)

On December 20, 2024, Leishen Cayman (Nasdaq: LSE) consummated its initial public offering (the “IPO”) of 1,375,000 ordinary shares, par value $0.001 at $4.00 per share (each, an “Ordinary Share”), with gross proceeds of $5.5 million. On January 8, 2025, Leishen Cayman issued and sold 150,000 additional Ordinary Shares at $4.00 per share, pursuant to the partial exercise of the Over-Allotment Option, resulting in additional gross proceeds of $600,000. As a result, Leishen Cayman raised aggregate gross proceeds of $6.1 million in the IPO. After deducting the underwriting discounts and commissions, the Company received total net proceeds of $5.4 million.

Adoption of Dual-Class Share Structure

On November 27, 2025, the Company’s shareholders approved an amendment to the memorandum and articles of association to adopt a dual-class share structure. The authorized share capital of the Company is US$50,000 divided into 467,290,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and 32,710,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each. All of the issued and outstanding ordinary shares (except the 6,355,000 and 6,355,000 held by Polar Energy Company Limited and WISE-POWER ENERGY SERVICES CO., LTD., respectively, were re-designated into Class A ordinary shares of par value US$0.001 each; the 6,355,000 and 6,355,000 Ordinary Shares held by Polar Energy Company Limited and WISEPOWER ENERGY SERVICES CO., LTD., respectively, were re-designated into class B ordinary shares of a par value of US$0.001 each; 20,000,000 of the authorized but unissued ordinary shares were re-designated into Class B ordinary shares of par value US$0.001 each; and all of the remaining authorized but unissued ordinary shares were re-designated into Class A ordinary shares of par value US$0.001 each. Under the new structure, the Company’s share capital consists of Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share carries one (1) vote per share, and each Class B Ordinary Share carries twenty-five (25) votes per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles.

F-8

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the U.S. of America (“U.S. GAAP”) and the rules and regulations of the Securities Exchange Commission (“SEC”). All adjustments necessary to present fairly in all material respects the financial position, results of operations and cash flows for all periods presented were made. While these condensed consolidated financial statements are prepared in accordance with US GAAP, they do not include all the information required for annual financial statements and should be read in conjunction with the audited condensed consolidated financial statements and accompanying notes included in the Company’s Form 20-F for the year ended September 30, 2025, as amended.

Principles of consolidation

The condensed consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All transactions and balances between the Company and its subsidiaries were eliminated upon consolidation.

Non-controlling interests

Non-controlling interests are recognized to reflect the portion of subsidiary’s equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests are presented as a separate line item in the equity section of the Company’s consolidated balance sheets and are separately disclosed in the Company’s consolidated statements of operations and comprehensive (loss) income to distinguish the interests from that of the Company.

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, the valuation of inventories, useful lives of property and equipment and intangible assets, uncertain tax positions and realization of deferred tax assets. Actual results could differ from those estimates.

Foreign Currency Translation

The results of operations and the consolidated statements of cash flows are translated at the average rate of exchange during the reporting period. Assets and liabilities at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the Company’s consolidated statements of operations and comprehensive income.

F-9

The value of RMB against USD and other currencies fluctuates and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of USD reporting. The following table outlines the currency exchange rates used in preparing the condensed consolidated financial statements:

	March 31,	September 30,	Six Months Ended March 31,
	2026	2025	2026	2025
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	6.9194	7.1055	7.0158	7.1671

Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in mainland China and Hong Kong. In accordance with China’s Deposit Insurance Regulation that became effective in May 2015, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is RMB 500,000 (approximately US$70,000) for each bank in China.

Restricted Cash

Cash that is legally restricted as to withdrawal or for use or pledged as security is reported separately on the face of the Company’s consolidated balance sheets. The Company’s restricted cash consisted of cash pledged as security for banker’s letter of guarantee. The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash and presented restricted cash within the ending cash and restricted cash balances on the Company’s consolidated statements of cash flows for the periods presented.

Short-term investments

The Company’s short-term investments mainly consist of investment in trading securities and held-to-maturity securities. Trading securities include common stocks listed in public market and wealth management products issued by commercial banks that can be redeemed at any time. Held-to-maturity securities primarily consist of wealth management products issued by commercial banks with maturities of less than one year.

The Company accounts for its short-term investments in accordance with FASB ASC Topic 320 “Investments — Debt and Equity Securities.” Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities is included in consolidated statements of operations. Net realized and unrealized holding gains and losses for short-term investments are included in net investment income in the consolidated statements of operations. The Company elected the fair value method to measure its short-term investments.

Accounts Receivable, net

Accounts receivable are presented net of an allowance for credit losses. The Company follows ASC 326, Credit Losses (“ASC 326”) to account for the related expected credit losses.

In accordance with ASC 326, the Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance are presented in the consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on the size and nature of specific customer’s receivables (the “CECL model”). In determining the amount of the allowance for credit losses, the Company considers not only the input from its CECL model but also historical collectability based on past due status, the age of the receivable balances, credit quality of customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Actual credit losses and related allowance are written off as incurred.

F-10

Notes Receivable

Notes receivable are trade accounts receivable due from various customers where the customers’ banks guaranteed the payments, which are non-interest bearing and generally range from three to six months from the date of issuance. The Company has the ability to submit request for payment to the customer’s bank earlier than the scheduled payment date but will incur an interest charge and a processing fee.

Advance to Suppliers, net

Advance to suppliers are balances paid to suppliers for inventories or services not provided or received. The Company reviews its advance to suppliers on a periodic basis and set up an allowance for credit losses in accordance with ASC 326.

Inventories

Inventories consist of raw materials, self-produced products, purchased products and compressed natural gas, and are stated at the lower of cost or net realizable value. Raw materials are primarily used to manufacture cleaning equipment which is the Company’s self-produced products, primarily including high-end cleaning equipment accessories. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either obsolete, slow-moving, may not be saleable or whose cost exceeds its net realizable value.

From time to time, the Company produces certain machinery and equipment (e.g., compressors) in anticipation of customer demand. Upon completion of such equipment and receipt of customer orders, the corresponding inventories will be transferred to machinery and equipment in fixed assets.

Loans receivable

Loans receivable primarily refers to loans provided by the Company to third parties and related parties. As of March 31, 2026, loans receivable consists of ten loans provided to seven third parties and one loan to a related party. As of September 30, 2025, loans receivable consists of ten loans provided to six third parties. The average annual interest rate on all loans provided by the Company was approximately 3.5% as of March 31, 2026 and September 30, 2025. Loans receivables are stated at the historical carrying amount, net of allowance for credit losses, if any.

Property and Equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment	3-5 years
Vehicle	4 years
Machine and equipment	5-10 years

F-11

Intangible Assets, net

Intangible assets consist primarily of accounting software that is carried at acquisition cost less accumulated amortization and impairment, if any. It is tested for impairment if triggering events occurred that could affect their carrying value. There were no asset impairment charges incurred during the six months ended March 31, 2026 and 2025. Amortization of intangible assets with finite lives is computed using the straight-line method over the estimated useful lives as below:

Category	Estimated useful lives
Software	10 years

Fair value of financial instruments

FASB ASC 820, “Fair Value Measurement,” requires certain disclosures regarding the fair value of financial instruments. fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 - inputs to the valuation methodology that are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, short-term investments, accounts receivable, notes receivable, advance to suppliers, inventories, due from related parties, prepaid expenses and other current assets, short-term loans, accounts payable, advance from customers, taxes payable, due to related parties, and other payables and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

The Company measured its short-term investments at fair value. As of March 31, 2026 and September 30, 2025, the Company held investments in common stocks that were publicly traded on the Hong Kong Stock Exchange and bank wealth management products. The common stocks investments were classified as trading securities measured using Level 1 inputs. Among the wealth management products, those redeemable on demand were classified as trading securities measured using Level 2 inputs, and those with a fixed maturity were classified as a held-to-maturity security measured using Level 2 inputs.

The following table presents information about short-term investments that are measured at fair value as of March 31, 2026 and September 30, 2025 and indicates the fair value hierarchy of the valuation techniques we utilized to determine such fair value. The valuation techniques are based on the fair value measurement on a recurring basis of trading securities and held-to-maturity securities.

		Quoted	Significant	Significant
		Prices in	Other	Other
	As of	Active	Observable	Unobservable
	March 31	Markets	Inputs	Inputs
	2026	(Level 1)	(Level 2)	(Level 3)
	(Unaudited)
Trading securities	$13,064,956	$1,978,219	$11,086,737	$-
Held-to-maturity securities	3,833,259	-	3,833,259	-
Total	$16,898,215	$1,978,219	$14,919,996	$-

		Quoted	Significant	Significant
		Prices in	Other	Other
	As of	Active	Observable	Unobservable
	September 30	Markets	Inputs	Inputs
	2025	(Level 1)	(Level 2)	(Level 3)
Trading securities	$14,446,867	$3,098,972	$11,347,895	$-
Held-to-maturity securities	4,233,204	-	4,233,204	-
Total	$18,680,071	$3,098,972	$15,581,099	$-

F-12

Long-term Investment

The Company measures its long-term equity investment using the equity method or the measurement alternative, as applicable. Equity method investments are the Company’s investment in privately-held companies, over which it has significant influence but does not own a majority equity interest or otherwise control. The Company applies the equity method to account for an equity investment, in common stock or in-substance common stock, according to ASC 323 “Investment — Equity Method and Joint Ventures”.

An investment in in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, the Company’s share of the post-acquisition profits or losses of the equity investee is recognized in the consolidated income statements and its share of post-acquisition movements in accumulated other comprehensive income is recognized in shareholders’ equity. When the Company’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Company does not recognize further losses, unless the Company has incurred obligations or made payments or guarantees on behalf of the equity investee.

The Company continually reviews its investment in equity investees under equity method to determine whether a decline in FV to below the carrying value is other-than-temporary. The primary factors the Company considers in its determination are the duration and severity of the decline in FV, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds. If the decline in FV is deemed to be other-than-temporary, the carrying value of the equity investee is written down to FV.

Under the measurement alternative, investment is initially measured at cost, less any impairment, and is adjusted for observable price changes from orderly transactions for identical or similar investments of the same issuer. The Company assesses the need for impairment at each reporting period by considering factors such as the investee’s financial condition, operating performance, and business outlook. Any impairment, if identified, is recognized in the consolidated statements of operations.

There was no impairment during the six months ended March 31, 2026 and 2025.

Leases

ASC 842 requires lessees to recognize a right-of-use (“ROU”) asset and corresponding lease liability on the Consolidated Balance Sheets for all leases. The Company determines if an arrangement is a lease at inception of the arrangement and if such lease will be classified as an operating lease or a finance lease. As of March 31, 2026 and September 30, 2025, all of the Company’s leases are accounted for as operating leases.

ROU assets are the Company’s right to use an underlying asset for the lease term and lease liabilities are the Company’s obligation to make lease payments arising from the leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Most leases do not provide an implicit interest rate; therefore, the Company used its incremental borrowing rate based on the information available at the inception date to determine the present value of the lease payments. Lease terms include options to extend the lease when it is reasonably certain that the Company will exercise that option. Lease cost for lease payments is recognized on a straight-line basis over the lease term. All ROU assets are reviewed for impairment annually. There was no impairment of the Company’s ROU assets during the six months period ended March 31, 2026 and 2025.

F-13

Restricted net assets

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles.

Revenue recognition

In accordance with FASB ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue for the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the services transfers to the customer. Under the guidance of ASC 606, the Company is required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations.

In accordance with ASC 606-10-55-89 through 55-91, the Company selected the type of good or service for presentation of disaggregated revenue. The Company’s presentation of its disaggregated revenues is aligned with information that can be reviewed by the Company’s chief operating decision maker for evaluating the financial performance of operating segments. The Company derives its revenues mainly from: sales of clean-energy equipment, sales of digitalization and integration equipment, sales of new energy and delivery of oil and gas engineering technical services. Revenues are the amount of consideration the Company is entitled to in exchange for the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. The Company also evaluates whether it is appropriate to record the gross amount of goods and services sold and the related costs.

The following table sets forth the breakdown of the Company’s revenues for the six months ended March 31, 2026 and 2025:

	2026		2025
	Amount	%	Amount	%
	(Unaudited)		(Unaudited)
Sales of clean-energy equipment	$10,412,332	49.6	$13,196,043	46.8
Sales of digitalization and integration equipment	2,226,141	10.6	2,629,399	9.3
Sales of new energy	6,454,584	30.8	10,337,148	36.7
Delivery of oil and gas engineering technical services	1,885,371	9.0	2,032,694	7.2
Total	$20,978,428	100.0	$28,195,284	100.0

F-14

Sale of clean-energy equipment

The Company signs contracts with customers and delivers clean-energy equipment according to the sales contract or sales list. The customer issues an acceptance document after checking the quantity and quality of equipment received. Revenue is recognized when the Company receives confirmation of equipment acceptance. Revenues are recorded net of value-added tax, discounts, and surcharges and allowance for returns. And in accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of goods sales and related costs or the net amount earned as commissions. The Company concludes it is the principal as the control of the specified equipment remains with the Company before it is transferred to the customers. Revenue is recognized as the gross amount of consideration to which the Company expects to be entitled in exchange for the specified equipment transferred.

Sale of digitalization and integration equipment

The Company signs contracts with customers and provides digitalization and integration equipment according to the sales contract or sales list. The customer issues an acceptance document after checking the quantity and quality of the equipment received and installed. Revenue is recognized when the Company receives confirmation of equipment acceptance. Revenues are recorded net of value-added tax, discounts, and surcharges and allowance for returns. In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of goods sales and related costs or the net amount earned as commissions. The Company concludes it is the principal as the control of the specified equipment remains with the Company before it is transferred to the customers. Revenue is recognized as the gross amount of consideration to which the Company expects to be entitled in exchange for the specified equipment transferred.

Sales of new energy

The Company signs contracts with customers and sells new energy, such as liquefied natural gas (“LNG”) and compressed natural gas (“CNG”), purchased from third parties to the customers. The customer issues an acceptance document after acquiring the new energy. Revenue is recognized when the Company receives confirmation of natural gas acceptance. Revenues are recorded net of value-added tax, discounts, and surcharges and allowance for returns. In accordance with ASC 606, the Company evaluates whether it is appropriate to record the gross amount of new energy sales and related costs or the net amount earned as commissions. The Company concludes it is the principal as the control of the new energy remains with the Company before it is transferred to the customer. Revenue is recognized as the gross amount of consideration to which it expects to be entitled in exchange for the new energy transferred.

Delivery of oil and gas engineering technical services

The Company signs contracts with customers and delivers compressor booster service to them during their shale gas production process. An evaluation is performed to determine whether the Company is a principal or agent in these transactions. Under the terms of these compressor booster service contracts, the Company concludes it is the agent as title to the shale gas production remains with a third-party producer. Revenue is recognized on a net basis since the Company is providing a service. The Company concludes the services provided each month are substantially similar and result in the transfer of substantially similar services to the third-party each month. That is, the benefit consumed by the third-party is substantially similar for each month, even though the exact volume of services may vary. Therefore, the Company concludes the monthly compressor booster service revenue satisfies the requirements of ASC 606-10-25-14(b) to be accounted for as a single performance obligation. Accordingly, based on the output method, the Company recognizes revenues over time when it satisfies its performance obligations throughout the contract terms.

Cost of revenues

Cost of revenues (“COR”) for sales of clean-energy equipment includes purchased cost of equipment and accessories from third parties, labor cost and handling costs.

COR for sales of digitalization and integration equipment includes labor costs, purchased cost of equipment and accessories from third parties, and handling costs.

COR for sales of new energy primarily includes gas cost purchased from third parties.

COR for delivery of oil and gas engineering technical service includes labor costs, and depreciation expenses

F-15

General and administrative expenses

General and administrative expenses consist mainly of payroll and related costs for employees involved in general corporate functions, including accounting, finance, tax, legal and human resources, professional fees and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

Selling and Marketing expenses

Selling expenses consist mainly of payroll and benefits for employees involved in the sales and distribution functions, and marketing expense.

Research and development expenses

Research and development expenses consist primarily of payroll and related costs for employees involved in research functions and other general corporate expenses as well as costs associated with the use by these functions of facilities and equipment, such as depreciation and rental expenses.

Interest expenses

Interest expense is for interest on short-term borrowings.

Other (expenses) income, net

Other (expenses) income, net primarily consist of rent revenue, bank charges and other miscellaneous expenses, net of interest income from banks and other miscellaneous income.

Mainland China employee contribution plans

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. These expenses are recorded in general and administrative and selling expenses. The expenses the Company incurred for the plans were $362,711 and $334,168 for the six months ended March 31, 2026 and 2025, respectively.

Income taxes

The Company’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong, respectively. No taxable income was generated outside the PRC for the six months ended March 31, 2026 and 2025. The Company accounts for income taxes in accordance with ASC 740, Income Taxes. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no uncertain tax positions as of March 31, 2026 and September 30, 2025.

F-16

Value Added Tax (“VAT”)

The VAT rate for revenue generated from providing products is 13%. VAT is reported as a reduction of revenue when incurred. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. The Company records a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (loss) per share

The Company computes earnings (loss) per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is computed by dividing net income (loss) available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a net (loss), diluted securities are not included as they would be anti-dilutive. For the six months ended March 31, 2026 and 2025, there were no dilutive securities.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Net income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of equity. Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company not using the U.S. dollar as its functional currency.

Segment reporting

ASC Topic 280, “Segment Reporting,” requires use of the management approach model for segment reporting. The Company identifies operating segments as components of the consolidated operations for which discrete financial information is available and is regularly reviewed by the chief operating decision maker (“CODM”), in making decisions regarding resource allocation and evaluating financial performance. The Company defines the term CODM to be its Chief Executive Officer. The Company has determined it operates in one operating and reportable segment. The CODM reviews operating income (loss) presented only on a consolidated basis and uses this information for purposes of allocating resources and evaluating financial performance. There are no reconciling items between segment information and consolidated financial information.

The significant segment expenses and other segment items that are provided to the CODM align with expense information that is included in the Company’s consolidated statements of operations and notes thereto.

Based on management’s assessment, the Company determined it has four operating segments: (i) clean-energy equipment; (ii) oil and gas engineering technical services; (iii) new energy production and operation; and (iv) digitalization and integration equipment.

Significant risks

Concentration of credit risk

Currently, all of the Company’s operations are in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, restricted cash, accounts receivable, notes receivable, advances to suppliers and due from related parties. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to most clients of the Company are state-owned enterprises. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

F-17

Concentration of customers and suppliers

Details of the customers accounting for 10% or more of the Company’s total revenues are as follows:

	Six Months Ended March 31,
	2026		2025
	(Unaudited)		(Unaudited)
Customer A	$-	-%	$6,176,480	21.9%
Customer B	4,208,476	20.1%	3,893,576	13.8%
Total	$4,208,476	20.1%	$10,070,056	35.7%

Details of the customers which accounted for 10% or more of the Company’s accounts receivable are as follows:

	As of March 31,		As of September 30,
	2026		2025
	(Unaudited)
Customer B	$6,287,015	23.9%	$4,650,537	19.9%
Customer C	3,339,165	12.7%	4,306,546	18.4%
Total	$9,626,180	36.6%	$8,957,083	38.3%

Details of the vendors which accounted for 10% or more of the Company’s purchases are as follows:

	Six Months Ended March 31,
	2026		2025
	(Unaudited)		(Unaudited)
Vendor A	$-	-%	$2,838,054	13.2%
Vendor B	-	-%	2,128,178	9.9%
Vendor C	2,103,730	12.7%	-	-%
Total	$2,103,730	12.7%	$4,966,232	23.1%

Details of the vendors which accounted for 10% or more of the Company’s accounts payable are as follows:

	As of March 31,		As of September 30,
	2026		2025
	(Unaudited)
Vendor B	$3,324,655	38.7%	$3,600,703	47.8%
Vendor D	1,442,065	16.8%	-	-%
Total	$4,766,720	55.5%	$3,600,703	47.8%

Related parties

A party is considered related to the Company if it directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of their immediate families and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

F-18

Recent accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company adopted this ASU on January 1, 2026. The adoption did not have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 on Disaggregation of Income Statement Expenses that enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement. The updates are effective for annual periods beginning after December 15, 2026. The Company is still assessing the impact of the related disclosure requirements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on its unaudited condensed consolidated financial statements.

NOTE 3 – SHORT-TERM INVESTMENTS

Short-term investments consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Trading securities	$13,064,956	$14,446,867
Held-to-maturity securities	3,833,259	4,233,204
Total short-term investments	$16,898,215	$18,680,071

As of March 31, 2026, the Company held investments in three common stocks of $1,978,219 that were publicly traded on the Hong Kong Stock Exchange and five bank wealth management products of $14,919,996. As of September 30, 2025, the Company held investments in three common stocks of $3,098,972 that were publicly traded on the Hong Kong Stock Exchange and three bank wealth management products of $15,581,099.

Net investment (loss) gain for the six months ended March 31, 2026 and 2025 consists of the following:

	2026	2025
	(Unaudited)	(Unaudited)
Gain from redemption of wealth management products investments	$57,574	$119,262
Unrealized gain from wealth management products investments	65,810
Unrealized (loss) gain from common stocks	(1,187,556)	706,891
Net investment (loss) gain	$(1,064,172)	$826,153

NOTE 4 – ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Trade accounts receivable	$26,337,418	$23,403,393
Less: allowance for expected credit losses	(4,986,337)	(3,768,902)
Accounts receivable, net	$21,351,081	$19,634,491
Current portion	$18,011,916	$15,327,945
Non-current portion	$3,339,165	$4,306,546

The non-current portion represents trade receivables to be collected beyond one year due to the payment terms negotiated between the Company and its customers.

The movement of allowance of for expected credit losses for the six months ended March 31, 2026 and 2025 was as follows:

	2026	2025
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$3,768,902	$2,393,968
Addition during the six-month period	1,100,734	1,626,922
Exchange differences	116,701	(56,962)
Balance at end of the period	$4,986,337	$3,963,928

F-19

NOTE 5 –NOTES RECEIVABLE

Notes receivable are trade accounts receivable due from customers where the customers’ banks guaranteed the payments, which are non-interest bearing and generally range from three to six months from the date of issuance. As of March 31, 2026 and September 30, 2025, no notes were guaranteed or collateralized. The balance of $275,889 as of March 31, 2026 was fully collected as of the date of this report.

NOTE 6 – ADVANCE TO SUPPLIERS, NET

Advance to suppliers, net consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Advance for products and services from third parties	$8,606,539	$7,728,834
Less: allowance for expected credit losses	(4,496,482)	(3,196,567)
Advance to suppliers, net	$4,110,057	$4,532,267

The movement of allowance for credit losses for the six months ended March 31, 2026 and 2025 was as follows:

	2026	2025
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$3,196,567	$1,669,088
Addition during the six-month period	1,197,262	1,907,921
Exchange differences	102,653	(39,715)
Balance at end of the period	$4,496,482	$3,537,294

NOTE 7 – INVENTORIES

Inventories consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Raw materials	$1,075,310	$964,215
Work in progress	255,970	916,949
Self-produced products	55,979	562,577
Purchased products - clean-energy equipment	1,277,054	1,106,968
Purchased products - digitalization and integration equipment	95,862	102,671
Total inventories	$2,760,175	$3,653,380

Self-produced products include compressors, water injection pump skids and wellhead control panels.

The Company entered into service contracts with separate customers during the period from October 2024 to September 2025. To fulfill these contracts, five self-produced compressors with a total carrying value of $775,141 were transferred to machinery and equipment upon completion as of March 31, 2026. These equipment are used to provide oil and gas engineering technical services to clients. Depreciation on such equipment will commence when it is placed into service and is recorded as part of the cost of revenues.

The Company reviews its inventories periodically to determine if any reserves are necessary for slow-moving inventory or if a write-down is necessary when the carrying value exceeds net realizable value. There was no allowance for its inventories as of March 31, 2026 and September 30, 2025.

F-20

NOTE 8 – PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Deposits (1)	$609,341	$516,685
Staff advances (2)	294,063	104,950
VAT Credit to be deducted (3)	1,516,675	1,048,418
Advanced service fee (4)	22,895	420,185
Equity transaction (5)	1,010,492	984,026
Other (6)	101,376	271,595
Less: allowance for expected credit losses	(232,504)	(376,571)
Prepaid expenses and other current assets, net	$3,322,338	$2,969,288

(1)	Deposits primarily consist of bidding deposits and a deposit to third-party for participating in production of nature gas.

(2)	Staff advances primarily were cash advances to employees for their expected business travel or in connection with various expense incurred in the ordinary course of business, such as sales and marketing activities.

(3)

VAT Credit to be deducted refers to the amount of VAT that the Company already paid on purchases but is not yet fully eligible to offset against its output tax in the current period. The Company classified this portion of the VAT credit to be deducted as a current asset, based on the assessment that it will be utilized to offset output tax within the next twelve months.

Since fiscal year 2025, revenues generated by Leishen Nanjing, Leishen Shandong, ZJY Technologies and Sichuan Leishen Hongzhuo were lower than their costs and expenses, resulting in a larger amount of input VAT invoices received compared to output VAT invoices issued. The excess portion could not be deducted in the current period and thus classified as other current assets, to be carried forward for deduction in future periods.

(4)	Advanced service fee primarily were cash advances to third parties for equipment consulting services. As of September 30, 2025, advanced service fee primarily consisted of amounts paid in advance to Beijing Youyi Natural Technology Co., Ltd. ($153,174), Sichuan Zhuoyue Shuxin Technology Co., Ltd. ($ 219,548), and Sichuan Jiahongyi Information Technology Consulting Co., Ltd. ($ 28,147) by ZJY Technologies.

(5)	Equity transaction was the amount payable by Jining Eni Energy Technology Co., Ltd to China Oil Blue Ocean for the purchase of China Oil Blue Ocean’s 40% share in Sichuan TIBO.

(6)	Other primarily consists of prepayment to third parties, such as freight, water and electricity, property management fees.

The movement of allowance for credit losses for the six months ended March 31, 2026 and 2025 was as follows:

	2026	2025
	(Unaudited)	(Unaudited)
Balance at beginning of the period	$376,571	$190,303
Reversal of allowance during the period	(152,077)	(22,074)
Exchange differences	8,010	(4,528)
Balance at end of the period	$232,504	$163,701

F-21

NOTE 9 – LONG-TERM INVESTMENT

Long-term investment consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Equity investment using the measurement alternative	$722,606	$-
Long-term investment	$722,606	$-

As of March 31, 2026, the Company’s long-term investment is consisted of an investment in Suzhou Kerun New Materials Co., Ltd. (“Suzhou Kerun”), which is accounted for using the measurement alternative.

Suzhou Kerun is a limited liability company incorporated on April 10, 2019, under the laws of PRC, engaged in new material technology services. On September 25, 2025, China Oil Hydrogen Energy acquired 0.15% of the equity of Suzhou Kerun at a purchase price of RMB 5 million ($722,606). Considering the Company does not participate in actual operation of Suzhou Kerun, its fair value cannot be determined. Based on this, the Company uses alternative accounting for this investment without readily determinable fair value.

The Company recognized net investment income of nil and $171,368 in its consolidated statements of operations and comprehensive income for the six months ended March 31, 2026 and 2025, respectively.

During the six months ended March 31, 2025, the investment income realized was attributable to long-term investments in Shuifu Yongcheng Technology Co., Ltd. (“Shuifu Yongcheng”) and Sichuan Hongzhuo Shuya Energy Co., Ltd. (“Hongzhuo Shuya), which were accounted for using the equity method. As of September 30, 2025, both investments were fully disposed and carried no balance on the books.

NOTE 10 – PROPERTY AND EQUIPMENT, NET

Property and equipment, at cost less accumulated depreciation, consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Machinery and equipment	$4,483,382	$4,285,476
Office equipment	134,463	130,941
Vehicles	506,254	541,512
Subtotal	5,124,099	4,957,929
Less: accumulated depreciation	(1,604,556)	(1,492,976)
Property and equipment, net	$3,519,543	$3,464,953

The movement of machinery and equipment was presented in the following table:

	March 31, 2026	September 30, 2025
	(Unaudited)
Balance at the beginning of the period	$4,285,476	$4,877,172
Purchases	142,700	83,704
Equipment transferred from inventories	354,795	448,686
Disposals	(414,848)	(1,056,751)
Exchange differences	115,259	(67,335)
Balance at the end of the period	$4,483,382	$4,285,476

For the six months ended March 31, 2026 and 2025, depreciation was $254,598 and $228,303, respectively.

F-22

NOTE 11 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Software	$168,043	$163,642
Less: accumulated amortization	(51,399)	(41,871)
Intangible assets, net	$116,644	$121,771

For the six months ended March 31, 2026 and 2025, amortization was $8,287 and $8,112 respectively.

NOTE 12 – LOANS RECEIVABLE

Loans receivable consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Polar Petroleum Equipment (Shandong) Co., Ltd (“Polar”) (1)	$867,127	$844,416
Sichuan TIBO Fluid Technology Co., Ltd. (“Sichuan TIBO”) (2)	1,098,361	1,069,596
Jining Eni Energy Technology Co., Ltd (“Eni Energy”) (3)	289,042	281,472
Xianlong Technology (Beijing) Co., Ltd. (“Xianlong”) (4)	578,085	1,401,731
Beijing Youyi Natural Technology Co., Ltd. (“Beijing Youyi”) (5)	121,398	267,398
Joseph Petroleum Technology (Beijing) Co., Ltd. (“Joseph Petroleum”) (6)	-	703,680
Beijing Chenghui Shengsi Technology Co., Ltd. (“Beiiing Chenghui”) (7)	1,464,722	18,999
Accrued Interest Receivable	243,172	153,860
Total loans	$4,661,908	$4,741,152
Less: current portion	$3,767,896	$3,777,909
Loans receivable, non-current	$894,012	$963,243

(1)

On April 13, 2024 and May 23, 2024, China Oil Blue Ocean made two loans of RMB 3,000,000 ($428,119) and RMB 2,000,000 ($285,413), respectively, to a customer, Polar for three years with annual interest of 4%. The loans were restricted for Polar’s operating activities. The outstanding loans were repaid as follows: RMB 4,000,000 ($562,944) in November 2024 and RMB 1,000,000 ($140,736) in December 2024.

In May 2025, China Oil Blue Ocean lent RMB 6 million ($867,127) to Polar with annual interest of 3.5% and a term of three years. Interest accrued on this loan was RMB 186,027 ($26,885) and 81,315 ($11,444) as of March 31, 2026 and September 30, 2025. The loan will mature in May 2028.

(2)

On March 25, 2024, China Oil Blue Ocean lent RMB5,600,000 ($809,319) to Sichuan TIBO Fluid Technology Co., Ltd. (“Sichuan TIBO”). The loan to Sichuan TIBO was for 13 months with an annual interest of 8% from March 25, 2024 to June 25, 2024, and 3.5% from June 26, 2024 to April 30, 2025. Sichuan TIBO repaid RMB 600,000 ($86,713) on January 22, 2025. China Oil Blue Ocean and Sichuan TIBO reached three separate extension agreements on April 20, 2025, October 24, 2025, and June 25, 2026, respectively, pursuant to which the remaining RMB 5 million ($722,606) loan balance was successively extended, with the final maturity date of October 31, 2026.

On April 20, 2025, China Oil Blue Ocean provided an additional loan of RMB 2.6 million ($375,755) to Sichuan TIBO with interest of 3.5% and a term of six months. On October 24, 2025, China Oil Blue Ocean and Sichuan TIBO agreed to extend the maturity date of the loan to June 30, 2026. On June 25, 2026, both parties agreed to extend the maturity date of the loan to October 31, 2026.

As of March 31, 2026 and September 30, 2025, the outstanding loan receivable from TIBO amounted to $1,098,361 and $1,069,596 respectively. Interest accrued on above two loans was RMB 368,816 ($53,302) and RMB 236,180 ($33,239) as of March 31, 2026 and September 30, 2025 respectively.

F-23

(3)	On May 1, 2025, China Oil Blue Ocean provided a credit facility of RMB 10 million ($1,445,212) to Eni Energy with annual interest of 3.5% and a term of three years. Eni Energy drew down RMB 2 million ($289,042) from the credit facility on May 16, 2025. Interest accrued on this loan was RMB 65,589 ($9,479) and RMB 30,685 ($4,318) as of March 31, 2026 and September 30, 2025 respectively.

(4)

On May 14, 2025 and September 29, 2025, China Oil Blue Ocean and Xinjiang Breslin made two loans of RMB 7,000,000 ($1,011,648) and RMB 2,960,000 ($427,783) respectively to Xianlong for one year with interest of 3.5%. Xianlong repaid RMB 3 million ($433,564) and RMB 2,960,000 ($427,783) to China Oil Blue Ocean and Xinjiang Breslin in March 2026. The remaining RMB 4 million ($578,085) loan balance was extended to October 31, 2026.

Interest accrued on these loans were RMB 260,645 ($ 37,669) and RMB 94,540 ($13,305) as of March 31, 2026 and September 30, 2025 respectively.

(5)

On May 29, 2025 and June 5, 2025, ZJY Technologies made two loans of RMB 100,000 ($14,452) and RMB 1,800,000 ($260,138) respectively to Beijing Youyi for one year with interest of 3.5%.

Sichuan TIBO and PetroChina Information Technology Co., Ltd. (“PetroChina Information”) are both procurement suppliers of ZJY Technologies. Pursuant to a tripartite assignment of debt agreement executed on October 10, 2025, ZJY Technologies assigned its RMB 1,097,242 ($158,575) loan principal and all accrued interest to its creditors: RMB 821,574($118,735) to Sichuan TIBO and RMB 275,668 ($39,840) to PetroChina Information. Beijing Youyi shall repay the amount to Sichuan TIBO and PetroChina Information, respectively, in respect of the assigned agreements.

As of March 31, 2026 and September 30, 2025, the outstanding loan receivable from Beijing Youyi amounted to RMB 840,000 ($121,398) and RMB 1,900,000 ($267,398) respectively. Interest accrued on this loan was nil and RMB 21,566 ($3,035) as of March 31, 2026 and September 30, 2025. On June 9, 2026, Beijing Youyi repaid the outstanding loan balance of RMB 840,000 ($121,398).

(6)	On September 29, 2025, Xinjiang Breslin lent RMB 5,000,000 ($722,606) to Joseph Petroleum for one year with interest of 3.5%. Joseph Petroleum repaid the full principal amount on October 10,2025. Interest accrued on this loan was RMB 5,274 ($762) and RMB 959 ($135) as of March 31, 2026 and September 30, 2025.

(7)

On January 1, 2024, ZJY Technologies provided a credit facility of RMB 25 million ($3,482,767) to Beijing Chenghui Shengsi Technology Co., Ltd (“Beijing Chenghui”) with annual interest of 3.5% and a term of three years. Beijing Chenghui drew down a total of RMB 31.33 million ($4,527,849) from October 2024 to October 2025 and repaid RMB 21.19 million ($3,062,404) in September 2025.

As of March 31, 2026 and September 30, 2025, the outstanding loan receivable from Beijing Chenghui amounted to RMB 10,135,000 ($1,464,722) and RMB135,000($18,999) respectively. Interest accrued from Beijing Chenghui was RMB 796,254 ($115,075) and RMB 628,008 ($88,384) as of March 31, 2026 and September 30, 2025.

On May 29, 2026, Beijing Chenghui, ZJY Technologies, Leishen Shandong, and Sichuan TIBO executed a debt offset agreement, under which Beijing Chenghui directly repays to Sichuan TIBO all principal and interest owed to ZJY Technologies, and all chain debts among the four parties are simultaneously settled in full.

Interest accrued on all the above-mentioned loans receivable was RMB 1,682,606 ($243,172) and RMB1,093,253 ($153,860) as of March 31, 2026 and September 30, 2025 respectively.

F-24

NOTE 13 –BANK LOANS

The loans of the Company consisted of the following:

	March 31, 2026
	Principal Amount	Annual Interest Rate	Contract term
	(Unaudited)
Industrial and Commercial Bank (1)	$1,445,212	2.35%	2026-03-16- 2027-03-15
Industrial and Commercial Bank (2)	1,445,212	2.35%	2026-03-25- 2027-03-19
Total loans	$2,890,424
Less: current portion	$2,890,424
Long-term loans	$-

	September 30, 2025
	Principal Amount	Annual Interest Rate	Contract term
Bank of China (3)	$253,326	3.35%	2024/10/16-2025/10/15
Industrial and Commercial Bank (4)	1,407,360	2.45%	2025/3/18-2026/03/17
Industrial and Commercial Bank (5)	1,407,360	2.45%	2025/3/25-2026/03/24
Total loans	3,068,046
Less: current portion	3,068,046
Long-term loans	$-

(1)	On March 16, 2026, the Company obtained a loan of RMB 10 million ($1,445,212) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which is due March 15, 2027.

(2)	On March 25, 2026, the Company obtained a loan of RMB 10 million ($1,445,212) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which is due March 19, 2027.

(3)	On November 21, 2023, the Company obtained a loan of RMB 2 million ($281,472) from Bank of China Chengdu Hi-Tech Industrial Development Zone Sub-branch, which was due November 20, 2024. The loan was guaranteed by Li Hongliang, chief executive officer of the Company. The Company repaid RMB 100,000 ($14,074) in October, 2024, refinanced RMB 1,900,000 ($267,398) and extended the due date to October 15, 2025. The Company repaid RMB 100,000 ($14,074) and RMB 1,800,000 ($253,326) on September 16, 2025 and October 16, 2025, respectively.

(4)	On March 18, 2025, the Company obtained a loan of RMB 10 million ($1,407,360) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which was due March 17, 2026.

(5)	On March 25, 2025, the Company obtained a loan of RMB 10 million ($1,407,360) from Industrial and Commercial Bank of China Beijing Yayuncun Sub-branch, which was due March 24, 2026.

F-25

NOTE 14 – OTHER PAYABLES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
Payroll payable	$1,260,439	$1,212,196
Deposits	8,262	981
Other	472,107	534,030
Other payables and other current liabilities	$1,740,808	$1,747,207

Other payable is for employee business expense reimbursement and freight.

NOTE 15– LEASES

The Company leases office spaces and factories under non-cancellable operating leases, with terms from 24 to 120 months. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The table below presents the operating lease related assets and liabilities recorded on the balance sheets:

	March 31, 2026	September 30, 2025
	(Unaudited)
Operating lease ROU assets	$686,373	$708,944

Operating lease liabilities - current	$101,369	$82,653
Operating lease liabilities - non-current	585,004	626,291
Total operating lease liabilities	$686,373	$708,944

On January 22, 2022, Sichuan Leishen Hongzhuo leased a vacant land from Chengdu Longxing Natural Gas Co., Ltd. for the construction of a natural gas recovery station, which complies with national land-use standards. The lease term is eleven years and the annual rent is RMB 133,745($19,329).

F-26

On April 1, 2023, Sichuan TIBO Fluid Technology Co., Ltd. leased the factory at Shiliba Industrial Park, Xinshi Town, Jianyang City, Sichuan Province to China Oil Blue Ocean. The term is ten years and the rent is RMB6,440,367 ($930,770) in total.

March 31, 2026
Weighted-average remaining lease term (Unaudited)	7 years

Weighted-average discount rate (Unaudited)	4.2%

A summary of lease cost recognized in Company’s unaudited condensed consolidated financial statements and supplemental cash flow information for operating leases is as follows for the six months ended March 31, 2026 and 2025:

	2026	2025
	(Unaudited)	(Unaudited)
Operating lease cost	$54,977	$46,181
Cash paid for operating leases	$-	$1,393

A summary of maturity of operating lease liabilities under the Company’s non-cancelable operating leases as of March 31, 2026 is as follows:

Six months ending March 31,
2027	$111,486
2028	111,486
2029	111,486
2030	111,486
After 2031	331,388
Total lease payments	777,332
Less: Imputed Interest	(90,959)
Present value of operating lease liabilities	$686,373

NOTE 16 – RELATED PARTY BALANCES AND TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Company as of March 31, 2026:

Name of related parties	Relationship with the Group
Li Hongqi	Chairman of the Board
Li Hongliang	Chief Executive Officer, brother of Li Hongqi
Li Hongguang	A shareholder of the Company, brother of Li Hongqi
Sichuan Hongzhuo Shuya Energy Co., Ltd. (“Sichuan Hongzhuo”)	An equity investee of the Company. On September 12, 2025, the Company sold its equity interest in Sichuan Hongzhuo to a third party.
Beijing Happiness Star No.1 Enterprise Management Center (Limited Partnership) (“Beijing Happiness Star”)	Li Hongqi and Li Hongliang each holds 42.98% of the equity interest but Beijing Happiness Star is controlled by Li Hongliang.
Sichuan TIBO Fluid Technology Co., Ltd. (“Sichuan TIBO”)	An equity investee of the Company. On February 8, 2025, the Company sold its equity interest in Sichuan TIBO to a third party.

F-27

The following related party balances are non-interest bearing as of March 31, 2026 and September 30, 2025:

	March 31, 2026	September 30, 2025
	(Unaudited)
Amounts due to related parties:
Li Hongqi (1)	$4,387,911	$4,254,385
Li Hongliang (1)	1,549,617	1,501,432
	$5,937,528	$5,755,817

Loan receivable - related party:
Beijing Happiness Star (2)	$631,035	$-
	$631,035	$-

(1)	The balances are related primarily to share capital withdrawal to be paid to individual shareholders. On March 12, 2023 and March 20, 2023, China Oil Blue Ocean and ZJY Technologies’ individual shareholders withdrew their share capital from the companies. These share capital withdrawals reduced the Company’s additional paid-in capital by approximatively $10.1 million, and they were credited to amount due to related parties. During fiscal 2024, the Company reduced the amount owed to related parties and paid $1.3 million to Li Hongqi and $2.9 million to Li Hongliang, respectively.

(2)	On October 22, 2025, China Oil Blue Ocean lent RMB 4.3 million ($621,441) to Beijing Happiness Star with annual interest of 3.5% and a term of one year. Interest accrued on this loan was RMB 66,385 ($9,594) as of March 31, 2026.

The following are related party transactions for the six months ended March 31, 2026 and 2025:

	2026	2025
	(Unaudited)	(Unaudited)
Revenues:
Equipment sales to Sichuan TIBO Fluid Technology Co., Ltd.	$-	$843,144
LNG/CNG sales to Sichuan Hongzhuo Shuya Energy Co., Ltd.	-	2,152,526
	$-	$2,995,670

	2026	2025
	(Unaudited)	(Unaudited)
Leases
Sichuan TIBO Fluid Technology Co., Ltd. (Lessor)	$-	$44,930
Li Hongliang	7,697	8,232
Li Hongqi	22,745	28,940
	$30,442	$82,102

	2026	2025
	(Unaudited)	(Unaudited)
Purchase of equipment:
Sichuan TIBO Fluid Technology Co., Ltd.	$-	$2,243,086
	$-	$2,243,086

F-28

NOTE 17 – EQUITY

Cash dividends declared and paid

On September 30, 2025, the shareholders of Huayou Huitong approved a dividend distribution of RMB 984,209 ($140,285) to its shareholders, of which RMB 492,105 ($70,143) would be paid to China Oil Blue Ocean, the controlling shareholder, and RMB 492,104 ($70,142) to Xi’an De’an New Material Technology Co., Ltd. (“Xi’an De’an New Material”), the then non-controlling shareholder. All dividends were paid in cash on December 8, 2025.

Non-controlling interests

Non-controlling interests consist of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)	Huayou Huitong
Paid-in capital	$-	$53,405
Deficit	-	(11,473)
Accumulated other comprehensive loss	-	(17,167)
Total non-controlling interests	$-	$24,765

Huayou Huitong is a limited liability company incorporated on May 29, 2020, under the laws of China; China Oil Blue Ocean holds a 51% equity interest. In November 2025, China Oil Blue Ocean signed equity transaction agreements with Xi’an De’an New Material to purchase 49% of the equity interest. The total purchase price for the equity interest was RMB 298,585 ($42,559). As a result of the equity transaction, China Oil Blue Ocean owns 100% of the equity in Huayou Huitong. As of March 31, 2026, the Company had no non-controlling interests.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC operating subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries. As of March 31, 2026 and September 30, 2025, restricted net assets of the Company’s PRC subsidiaries were $8,169,003 and $3,308,960, respectively.

NOTE 18 – TAXES

Enterprise income taxes (“EIT”)

The Company is subject to income taxes on an entity basis on income derived from the location in which each entity is domiciled.

Leishen Energy Holding Co., Ltd. is incorporated in Cayman Islands as an offshore holding company and is not subject to tax on income or capital gains under the laws of Cayman Islands.

Leishen Energy Group Holding Co., Limited is incorporated in Hong Kong as a holding company with no activities. Under the Hong Kong tax laws, an entity is not subject to income tax if no revenue is generated in Hong Kong.

Leishen Energy Group Co., Limited is incorporated in Hong Kong, exempted from profit tax on its foreign-sourced income, and there are no withholding taxes in Hong Kong on remittance of dividends.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since China Oil Blue Ocean was approved as an HNTE in December 2022, China Oil Blue Ocean is entitled to a reduced income tax rate of 15% beginning October 2022 and is able to enjoy the reduced income tax rate through October 2025. In October 2025, China Oil Blue Ocean renewed its HNTE certification for another three years. Since ZJY Technologies was approved as an HNTE in December 2022, ZJY Technologies is entitled to a reduced income tax rate of 15% beginning October 2022 and is able to enjoy the reduced income tax rate through October 2025. In December 2025, ZJY Technologies renewed its HNTE certification for another three years.

F-29

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. There were no material uncertain tax positions as of March 31, 2026 and September 30, 2025. As of the date of which the condensed consolidated financial statements is released, the tax years ended December 31, 2021 through December 31, 2025 for the Company’s PRC subsidiaries remain open for statutory examination for PRC tax.

(Loss) income before income taxes consisted of:

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
China	$(1,953,913)	$(954,020)
Loss before income taxes	$(1,953,913)	$(954,020)

The income tax (benefit) expense is consisted of the following:

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Current
China	$31,211	$(40,787)
Deferred
China	(148,385)	55,422
Income tax (benefit) expense	$(117,174)	$14,635

The following table reconciles the statutory rate to the Company’s effective tax rate:

	Six Months Ended March 31,
	2026		2025
	(Unaudited)		(Unaudited)
Income tax at expected tax rates	$(488,479)	25.0%	$(238,505)	25.0%
Additional deduction of research and development expenses	(14,617)	0.7%	(12,980)	1.4%
Non-deductible expenses	23,652	(1.2)%	14,911	(1.6)%
Effect of PRC preferential tax rates (1)	(1,240,612)	63.6%	202,166	(21.1)%
Non-PRC entities not subject to PRC tax (2)	585,288	(30.0)%	20,217	(2.2)%
Change of valuation allowance (3)	1,017,594	(52.1)%	-	-
Other	-	-	28,826	(3.0)%
Effective tax rate	$(117,174)	6.0%	$14,635	(1.5)%

(1)

China Oil Blue Ocean and ZJY Technologies were approved as HNTE in December 2022; they are entitled to a 10% reduction in income tax rate from 25% to 15%. Xinjiang Breslin is registered in the Khorgos Economic Development Zone, enjoying a preferential policy of full exemption from corporate income tax for five years.

For the six months ended March 31,2026, net income generated by Xinjiang Breslin was offset by the losses of other subsidiaries of the Company, therefore the preferential tax rate of Xinjiang Breslin increased the overall effective tax rate of the Company.

(2)	Leishen Hong Kong is a non-PRC entity not subject to PRC corporate income tax policies. For the six months ended March 31,2026, with the Company in an overall loss position, the net loss of Leishen Hong Kong decreased the overall effective tax rate of the Company.

(3)	Since 2025, ZJY Technologies, Leishen Services, and certain other companies have incurred continuous net losses. As ZJY Technologies and Leishen Services may not generate sufficient future taxable income to utilize its net operating loss carryforwards, management recognized a full allowance for its deferred tax assets as of March 31, 2026.

F-30

Deferred tax assets and liabilities

Components of deferred tax assets and liabilities were as follows:

	March 31, 2026	September 30, 2025
	(Unaudited)
Deferred tax assets
Allowance for doubtful accounts	$1,525,526	$1,229,011
Impairment of a long-term investment
Unbilled cost	4,045,974	3,533,431
Net operating loss carryforwards	1,017,594	408,789
Total deferred tax assets	6,589,094	5,171,231
Less: valuation allowance	(1,017,594)	-
Deferred tax assets, net	5,571,500	5,171,231
Deferred tax liabilities
Unbilled revenue	(4,692,113)	(4,350,674)
Other	(110,478)	(218,299)
Total deferred tax liabilities	(4,802,591)	(4,568,973)
Net deferred tax assets	$768,909	$602,258

Taxes Payable

Taxes payable consisted of the following:

	March 31, 2026	September 30, 2025
	(Unaudited)
VAT payable	$1,629,024	$857,680
Income taxes payable	2,990,430	2,915,661
Other	9,484	8,397
Total	$4,628,938	$3,781,738

Uncertain tax positions

There were no uncertain tax positions as of March 31, 2026 and September 30, 2025 and management does not anticipate any potential future adjustments which would result in a material change to its tax positions.

NOTE 19 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

F-31

NOTE 20 – SEGMENT INFORMATION

The Company follows the guidance of ASC 280, “Segment Reporting,” which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure. The Company uses the management approach to determine reportable operating segments. The Company has determined that it has four reportable operating segments: (i) clean-energy equipment; (ii) digitalization and integration equipment; (iii) new energy; and (iv) oil and gas engineering technical services. These segments are organized based on the nature of products and services offered and the way they are managed. The Company currently sells its products primarily within China, consequently no segment information based on geography is disclosed.

Chief Operating Decision Maker (“CODM”)

The Company’s Chief Executive Officer (“CEO”) has been identified as the CODM. The CEO reviews segment operating results, including segment revenues, total cost of revenues and gross profit on a quarterly and annual basis to evaluate the performance of each operating segment and make decisions about the allocation of resources to individual segments. The CODM uses gross profit as the primary measure of segment profit or loss for all four reportable segments.

Significant Expense Categories Reviewed by the CODM

For each reportable segment, on a quarterly basis, the CODM reviews the main reasons for period-to-period (and actual vs. prior) fluctuations in total cost of revenues and evaluates their impact on gross margin.

The CODM does not allocate any of the following corporate expenses: selling and marketing expenses, general and administrative expenses, provision for expected credit losses, research and development expenses, interest expense, and income taxes in his evaluation of the quarterly and annual segment operating results as such expenses are managed and reviewed at the consolidated level.

Segment Information

The tables below summarize the Company’s segment operating results for the six months ended March 31, 2026 and 2025:

	Six Months Ended March 31, 2026
	Clean-energy equipment	Digitalization and integration equipment	New energy production and operation	Oil and gas engineering technical services	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$10,412,332	$2,226,141	$6,454,584	$1,885,371	$20,978,428
Cost of revenues	6,842,781	2,064,862	6,276,614	569,343	15,753,600
Gross profit	$3,569,551	$161,279	$177,970	$1,316,028	$5,224,828

	Six Months Ended March 31, 2025
	Clean-energy equipment	Digitalization and integration equipment	New energy production and operation	Oil and gas engineering technical services	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$13,196,043	$2,629,399	$10,337,148	$2,032,694	$28,195,284
Cost of revenues	10,528,452	2,032,358	10,178,056	517,387	23,256,253
Gross profit	$2,667,591	$597,041	$159,092	$1,515,307	$4,939,031

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Reconciliation of Segment Profit (Gross Profit) to Consolidated Income Before Income Taxes

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Total segment profit (gross profit)	$5,224,828	$4,939,031
Corporate expenses:
Selling and marketing expenses	(1,535,890)	(635,306)
General and administrative expenses	(2,133,900)	(3,045,282)
Provision for expected credit losses	(2,145,919)	(3,317,683)
Research and development expenses	(97,448)	(163,008)
Total operating expenses	(5,913,157)	(7,161,279)
Loss from operations	(688,329)	(2,222,248)
Other (expense) income, net	(1,265,584)	1,268,228
Income before income taxes	$(1,953,913)	(954,020)

Reconciliation of Segments’ assets to the Consolidated assets.

	March 31, 2026	September 30, 2025
	(Unaudited)
Clean-energy equipment	$54,895,295	$44,096,905
Digitalization and integration equipment	9,201,480	7,904,522
New energy production and operation	2,142,356	1,658,836
Oil and gas engineering technical services	37,180,355	23,558,598
Other corporate assets	31,641,977	46,535,830
Total assets	$135,061,463	$123,754,691

	March 31, 2026	September 30, 2025
	(Unaudited)
Total assets related to reportable segments	$103,419,486	$77,218,861
Other corporate assets	31,641,977	46,535,830
Elimination of intercompany balances	(64,802,908)	(54,422,059)
Total consolidated assets	$70,258,555	$69,332,632

NOTE 21 – SUBSEQUENT EVENTS

On May 29, 2026, Beijing Chenghui, ZJY Technologies, Leishen Shandong, and Sichuan TIBO (which is a supplier of the Company) executed a debt offset agreement, under which Beijing Chenghui directly repays to Sichuan TIBO all principal and interest owed to ZJY Technologies, and all chain debts among the four parties are simultaneously settled in full.

In June 2026, the Company filed a registration statement on Form F-3 with the SEC that was declared effective on June 18, 2026. In accordance with the F-3, the Company may offer issue and sell its registered securities from time to time up to $150,000,000, or its equivalent in any other currency, currency units, or composite currency or currencies, of its Class A ordinary shares of par value $0.001 each, warrants to purchase Class A Ordinary Shares, debt securities, rights and a combination of such securities, separately or as units, in one or more offerings. The Company has not sold any securities under the Form F-3. Any such offering would be made pursuant to a prospectus supplement filed with the SEC.

In August 2026, Suqian Asgard Energy Service Co., Ltd (“Suqian Asgard”) was incorporated in Suqian Jiangsu Province, China. Suqian Asgard is 100% controlled by Xinjiang Breslin and it currently has no business operations.

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NOTE 22 – PARENT COMPANY INFORMATION

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company was prepared using the same accounting policies as set out in the Company’s condensed consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and the respective profit or loss as “Equity in earnings of subsidiaries” on the condensed statements of operations.

As of March 31, 2026 and September 30, 2025, and six months ended March 31, 2026 and 2025, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the condensed consolidated financial statements, if any.

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PARENT COMPANY BALANCE SHEETS

	March 31, 2026	September 30, 2025
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,890,744	$3,497,762
Amounts due from a subsidiary	1,600,000	1,500,000
Total current assets	4,490,744	4,997,762

Non-current assets:
Investment in subsidiaries	40,085,401	40,434,973
Total non-current assets	40,085,401	40,434,973

Total Assets	$44,576,145	$45,432,735

LIABILITIES AND EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES	-	-

EQUITY
Ordinary shares Ordinary shares (par value $0.001 per share, 50,000,000 shares authorized; 17,025,000 and 17,025,000 shares issued and outstanding as of September 30, 2025.)	-	17,025
Class A Ordinary Shares (par value $0.001 per share, 467,290,000 shares authorized, 4,315,000 shares issued and outstanding as of March 31, 2026)	4,315	-
Class B Ordinary Shares (par value $0.001 per share, 32,710,000 shares authorized, 12,710,000 shares issued and outstanding as of March 31, 2026)	12,710
Subscription receivable	(15,500)	(15,500)
Additional paid-in capital	6,526,821	6,544,298
Statutory reserves	2,592,642	2,076,469
Retained earnings	35,784,864	38,207,918
Accumulated other comprehensive loss	(329,707)	(1,397,475)
Total Equity	44,576,145	45,432,735

Total Liabilities and Equity	$44,576,145	$45,432,735

F-35

PARENT COMPANY STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Equity in loss of subsidiaries	$(1,329,721)	$(372,214)

Operating expenses:
Selling and marketing	(35,000)	-
General and administrative	(403,835)	(288,023)
Total Operating expenses	(438,835)	(288,023)

Other (expenses) income:
Other (expenses) income, net	(68,183)	43,346
Total other (expenses) income, net	(68,183)	43,346

Net loss	$(1,836,739)	$(616,891)
Foreign currency translation gain (loss)	1,067,768	(928,194)
Comprehensive loss	$(768,971)	$(1,545,085)

F-36

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Six Months Ended March 31,
	2026	2025
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(1,836,739)	$(616,891)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in loss of subsidiaries	1,329,721	372,214
Changes in other current assets	-	(100)
Changes in due from a subsidiary	(100,000)
Net cash used in operating activities	(607,018)	(244,777)

Cash flows from financing activities:
Net proceeds from initial public offering	-	5,380,488
Net cash provided by financing activities	-	5,380,488

Net change in cash	(607,018)	5,135,711
Cash at the beginning of the period	3,497,762	-
Cash at the end of the period	$2,890,744	$5,135,711

F-37